UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Black Box Corporation

(Name of Subject Company)

Black Box Corporation

(Name of Persons Filing Statement)

Common stock, $0.001 par value per share

(Title of Class of Securities)

91826107

(CUSIP Number of Class of Securities)

Ronald Basso

Executive Vice President, General Counsel & Secretary

1000 Park Drive

Lawrence, Pennsylvania 15055

(724) 746-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Persons Filing Statement)

Copy to:

David A. Grubman

Jones Day

500 Grant Street

Pittsburgh, Pennsylvania 15219

(412) 394-7223

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Black Box Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission on November 21, 2018.

On November 11, 2018, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company and AGC Networks Pte Ltd., a company organized under the laws of Singapore (“Top Parent”), BBX Main Inc., a Delaware corporation and a wholly owned subsidiary of Top Parent (“Parent”), BBX Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“BBX Intermediate”), Host Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of BBX Intermediate (“Merger Sub”; together with Top Parent, Parent and BBX Intermediate, the “Parent Entities” and each, a “Parent Entity”). Pursuant to the Merger Agreement, Host Merger Sub Inc. offered to purchase any and all of the outstanding shares of the Company’s common stock, par value $0.001 per share, at a purchase price of $1.08 per share, net to the holder thereof, in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 21, 2018 (incorporated by reference in the Schedule 14D-9 as Exhibit (a)(1)(A)), as amended or supplemented from time to time, and in the related Letter of Transmittal (incorporated by reference in the Schedule 14D-9 as Exhibit (a)(1)(B)), as amended or supplemented from time to time.

On December 20, 2018, the Company and the Parent Entities entered into Amendment No. 1 to the Agreement and Plan of Merger (the “Merger Agreement Amendment”) (incorporated by reference in the Schedule 14D-9 as Exhibit (e)(21)). Pursuant to the Merger Agreement Amendment, Merger Sub has amended the terms of the tender offer to increase the offer price from $1.08 per share to $1.10 per share, net to the holder thereof, in cash, without interest thereon.

In addition, on December 20, 2018, the Parent Entities extended the expiration of the tender offer to midnight (i.e., one minute after 11:59 p.m.), New York City time, on January 4, 2019, unless otherwise extended in accordance with the terms of the Merger Agreement.

Except to the extent amended and supplemented by this Amendment, the information in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment have the meanings ascribed to them in the Schedule 14D-9.

Item 3.	Past Contacts, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by replacing the first paragraph under the subsection entitled “Consent Agreement.” in its entirety with the following paragraph:

“On November 11, 2018, concurrent with, and as a condition to the execution of, the Merger Agreement, the Company and certain direct and indirect wholly owned subsidiaries of the Company (the “Guarantors”, and together with the Company, the “Loan Parties”) entered into a Consent Agreement with PNC Bank, National Association (“PNC”), certain other lenders party thereto (together, with PNC, the “Lenders”) and PNC as administrative agent for the Lenders (in such capacity, the “Agent”), as amended by that certain Letter Agreement (the “Consent Letter”), entered into among the Loan Parties and the Agent, effective as of December 20, 2018 (as so amended, the “Consent Agreement”), with respect to the Credit Agreement entered into among the Loan Parties, the Agent and the Lenders as of May 9, 2016, as amended by the Amendment and Joinder Agreement, dated August 9, 2017 (such amendment, the “First Amendment” and, as so amended, the “Credit Agreement”), as further amended by the Second Amendment, dated June 29, 2018 (as so amended, the “Amended Credit Agreement”). The Consent Agreement provides, among other things, that at the Effective Time, the Lenders will receive an amount, less than par, equal to an estimated $90,634,000 plus any unreimbursed amounts drawn on outstanding letters of credit issued under the Amended Credit Agreement, and any fees and costs associated therewith (the “Payoff Amount”). The Consent Agreement provides that the Payoff Amount will be in satisfaction of any and all amounts due and owing under the Amended Credit Agreement, including, without limitation, the aggregate principal amount outstanding, all accrued and unpaid interest thereon, all fees and expenses (other than the fees and expenses of the Lenders’ third party advisors, which to the extent not already paid by the Loan Parties, will be paid in full by such Loan Parties) and any premiums and penalties, but excluding certain contingent indemnification obligations. The Consent Agreement further provides that upon receipt of the Payoff Amount, the Lenders will agree to release all liens, mortgages and collateral of the Loan Parties, provided that the letters of credit will be terminated on or immediately prior to the closing of the Contemplated Transactions.”

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by replacing the last two paragraphs under the subsection entitled “Consent Agreement.” in their entirety with the following paragraphs:

“The Agent is permitted to terminate the Consent Agreement in certain circumstances, including, without limitation, if an Event of Default (as defined in the Amended Credit Agreement) is continuing and not waived under the Amended Credit Agreement and the Agent delivers a notice of termination, the Merger Agreement is terminated, the Merger Agreement is modified in a manner that is materially adverse to the Agent or the Lenders, or the Minimum Condition is not met by the Termination Date. The effectiveness of the Consent Agreement is a condition to the consummation of the Offer and the Merger.

On December 21, 2018, the Loan Parties and the Agent entered into the Consent Letter. Pursuant to the Consent Letter and effective as of immediately prior to the execution and delivery of the Merger Agreement Amendment, the Agent consented to the Merger Agreement Amendment and extended the termination date of the Consent Agreement to January 17, 2019, unless earlier terminated in accordance with the Consent Agreement. Any extension of the Consent Agreement beyond January 17, 2019 will require the consent of the Required Lenders (as defined in the Amended Credit Agreement).

The above summary of certain provisions of the Consent Agreement, which is filed as Exhibit (e)(4) to this Schedule 14D-9, and the Consent Letter, which is filed as Exhibit (e)(22) to this Schedule 14D-9, are qualified in their entirety by reference to the full text of the Consent Agreement and the Consent Letter, each of which is incorporated herein by reference.”

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by replacing the second paragraph under the subsection entitled “Company Options.” in its entirety with the following paragraph:

“The table below sets forth, as of and assuming the Effective Time occurred on January 4, 2019, the number of Shares underlying Company Options held by each of the Company’s executive officers and non-employee directors.”

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by replacing the subsections entitled “Cash Payable for Outstanding Shares Pursuant to the Offer or the Merger.”, “Company RSU Awards.”, and “Company Performance Share Awards.” (including the tables provided in each such section) in their entirety with the following to incorporate the change in Offer Price described above:

“Cash Payable for Outstanding Shares Pursuant to the Offer or the Merger.

“If the executive officers and directors of the Company who own Shares tender their Shares for purchase pursuant to the Offer (or hold Shares at the time of the Merger), they will receive consideration on the same terms and conditions as the other stockholders of the Company who tender their Shares for purchase pursuant to the Offer. The following table sets forth (i) the number of Shares beneficially owned as of November 20, 2018, by each of the Company’s executive officers and directors (with beneficial ownership determined in accordance with the rules of the SEC and generally including any shares over which a person exercises sole or shared voting or investment power (subject to footnote 1 in the table below)); and (ii) the aggregate Offer Price or Per Share Merger Consideration that would be payable for such Shares. Shares that a person has the right to acquire within sixty (60) days of November 21, 2018 pursuant to Company Options (disregarding for this purpose the assumed consummation of the Merger) are deemed to be outstanding and beneficially owned by such person, but are not included in the table below because all outstanding vested Company Options (as defined below) have an exercise price that is greater than the Offer Price and therefore will be cancelled for no consideration, as described below in the section titled “Company Options.”

Name	Number of Shares Owned (Excluding Company Options)	Cash Consideration Payable in Respect of Shares
Executive Officers
Joel T. Trammell	77,320	$85,052
David J. Russo	7,614	$8,375
Ronald Basso	32,047	$35,252

Non-Employee Directors
Cynthia J. Comparin	12,350	$13,585
Richard L. Crouch	49,850	$54,835
Richard C. Elias	40,820	$44,902
Thomas G. Greig	82,851	$91,136
John S. Heller	52,320	$57,552”

“Company RSU Awards.

Under the terms of the Merger Agreement, each outstanding or payable Company restricted stock unit award as of the Effective Time, whether vested or unvested (each a “Company RSU Award”), will be converted into the right of the holder to receive an amount in cash equal to the product of (x) the total number of Shares underlying such Company RSU Award and (y) the Offer Price, less any required withholding taxes. As of the Effective Time, each holder of a Company RSU Award will cease to have any rights with respect thereto, except for such right to receive the cash payment described above.

The table below sets forth, as of and assuming the Effective Time occurred on January 4, 2019, the number of unvested Company RSUs held by each of the Company’s executive officers, without taking into account any accelerated vesting terms. None of the Company’s non-employee directors have any unvested Company RSUs.

Name	Number of Unvested RSUs	Cash Consideration Payable in Respect of Unvested RSUs
Executive Officers
Joel T. Trammell	—	—
David J. Russo	22,141	$24,355
Ronald Basso	16,187	$17,806”

“Company Performance Share Awards.

Under the terms of the Merger Agreement, each outstanding or payable Company performance share award as of the Effective Time, whether vested or unvested (each a “Company Performance Share Award”), will be converted into the right of the holder to receive an amount in cash equal to the product of (x) the target number of performance shares underlying such Company Performance Share Award and (y) the Offer Price, less any required withholding taxes. As of the Effective Time, each holder of a Company Performance Share Award will cease to have any rights with respect thereto, except for such right to receive the cash payment described above.

The table below sets forth, as of and assuming the Effective Time occurred on January 4, 2019, the number of Company Performance Share Awards held by each of the Company’s executive officers, without taking into account any accelerated vesting terms. The Company’s non-employee directors do not hold any Company Performance Share Awards.

Name	Number of Company Performance Share Awards (at Target)	Cash Consideration Payable in Respect of Company Performance Share Awards
Executive Officers
Joel T. Trammell	—	—
David J. Russo	33,590	$36,949
Ronald Basso	75,160	$82,676”

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by replacing the fourth paragraph under the subsection entitled “Other Severance, Change in Control, Employment Agreements with Executive Officers, etc.” in its entirety with the following paragraph:

“A description of the other material terms of these agreements and estimates of the payments and benefits which each executive officer would receive upon a qualifying termination are set forth below. The estimates have been calculated assuming a termination date of January 4, 2019, and are based upon the Offer Price.”

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the section entitled “Golden Parachute Compensation.” (including the related table and footnotes) with the following to incorporate the change in Offer Price described above:

“Golden Parachute Compensation.

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding certain compensation that will or may be paid or become payable to each of the Company’s “named executive officers” (as identified in accordance with SEC regulations) and that is based on or otherwise relates to the Merger. Mr. E.C. Sykes, although a named executive officer for the Company’s prior fiscal year, is no longer employed by the Company. For additional details regarding the terms of the payments described below for each of Messrs. Trammell, Russo and Basso, see Item 3 under the heading “Other Severance, Change in Control, Employment Agreements with Executive Officers, etc.,” which is incorporated herein by reference.

The amounts listed below are estimates based on multiple assumptions that may or may not actually occur, including the assumptions that the Effective Time is January 4, 2019 and that each named executive officer experiences a qualifying termination of employment (as provided in each applicable plan, program or agreement) on the same day immediately following the Merger. The actual amounts, if any, to be received by a named executive officer may differ from the amounts set forth below.

	Golden Parachute Compensation
Name	Cash ($)(1)	Equity ($) (2)	Pension NQDC($) (3)	Perquisites/ Benefits ($) (4)	Tax Reimbursements ($) (5)	Total($)
Joel T. Trammell	$1,950,000	—	—	$41,594	—	$1,991,594
David J. Russo	$740,000	$61,304	—	$27,128	—	$828,432
Ronald Basso	$903,822	$100,482	—	$20,197	—	$1,024,501
E.C. Sykes (6)	—	—	—	—	—	—

(1)

Amount represents “double trigger” severance pay (that is, the amounts are payable on a qualifying termination of employment that occurs within two (2) years following a Change-in-Control) equal to the following: (a) for Mr. Trammell, (i) three times (A) his annual base salary ($650,000), plus (B) one third (1/3) of the aggregate cash bonus awards Mr. Trammell received during the three calendar years immediately preceding his termination of employment ($0), plus (ii) the amount he would have received under any cash long-term incentive plan (as to which there was none) with goals measured as of the date of the Merger ($0); (b) for Mr. Russo, (i) two times (A) his annual base salary ($370,000), plus (B) one third (1/3) of the aggregate cash bonus awards Mr. Russo received during the three calendar years immediately preceding his termination of employment ($0), plus (ii) the amount he would have received under any cash long-term incentive plan (as to which there was none) with goals measured as of the date of the Merger ($0); and (c) for Mr. Basso, (i) two times (A) his annual base salary ($367,500), plus (B) one third (1/3) of the aggregate cash bonus awards Mr. Basso received during the three calendar years immediately preceding his termination of employment ($84,411), plus (ii) the amount he would have received under any cash long-term incentive plan (as to which there was none) with goals measured as of the date of the Merger ($0).
(2)

For a description of the treatment and detailed breakdown of each named executive officer’s equity award-based payments, which are “single trigger” (that is, they are payable at the Effective Time), see Item 3.

(3)	None of the named executive officers is entitled to a pension contribution or non-qualified deferred compensation.
(4)

Amount represents the value of continued health, dental and vision benefits for an eighteen (18) month period following a qualifying termination within two (2) years following a Change-in-Control based on COBRA rates as of November 15, 2018.

(5)	None of the named executive officers is entitled to a tax reimbursement or gross-up in respect of the payments described in the table.
(6)

Mr. Sykes terminated employment with the Company on November 16, 2017. Therefore, any amounts paid or payable pursuant to his termination of employment are not affected by the Contemplated Transactions.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(e)(22)	Consent Letter, dated as of December 21, 2018, by and among the Loan Parties and the Agent (incorporated by reference to Exhibit 10.1 to Black Box Corporation’s Current Report on Form 8-K filed with the SEC on December 21, 2018).

Signature. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLACK BOX CORPORATION

By:	/s/ DAVID J. RUSSO
Name:	David J. Russo
Title:	Executive Vice President, Chief Financial Officer and Treasurer (Principal Accounting Officer)

Date: December 21, 2018